

September 25, 2012

<u>Via E-mail</u>
Michael J. Zylstra, Esq.
Vice President, Secretary and General Counsel
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

   Re: Cracker Barrel Old Country Store, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed on September 11, 2012
     File No. 001-25225

Dear Mr. Zylstra:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please clearly mark your proxy statement and form of proxy "Preliminary Copy." See Rule 14a-6(e)(1).

<u>Director Nominees, page 49</u>

2. Please provide all information required by Item 401 of Regulation S-K with respect to Mr. Norman E. Johnson. See Item 7 of Schedule 14A.

Proposal 3: Advisory Vote on Executive Compensation, page 60

3.   Please provide all disclosure required by Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Scott W. Bell, Esq.
        Bass, Berry & Sims PLC